January 9, 2015

VIA EDGAR AND HAND DELIVERY

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                             SolarEdge Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Submitted December 16, 2014

CIK No. 0001419612

Dear Ms. Ravitz:

On behalf of SolarEdge Technologies, Inc. (the “Company”), this letter responds to your letter, dated January 5, 2015 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on December 16, 2014.  Each of your comments is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.  The page references in the responses are to the revised prospectus included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being confidentially submitted today by electronic submission.  The Company will also provide you with marked copies of Amendment No. 2 to expedite your review.

Dilution, page 39

1.              We note your response to prior comment 8. Please expand the table on page 39 to include a separate line that shows the effect of the conversion of all outstanding preferred shares. Also, please add a table on page 40 that describes how the numbers and percentages would change assuming exercise of all outstanding warrants and options. We note that the disclosure added in note 1 shows only how exercise of those instruments would affect your net tangible book value.

Answer:  The Company has revised the disclosure on pages 39, 40 and 41 in response to the Staff’s comment.

2.              We note that your net tangible book value per share as at September 30, 2014 was $.13. Please provide us with your supporting calculation.

Answer:  The Company respectfully submits the following calculations for the pro forma net tangible book value per share as of September 30, 2014:

As of September 30, 2014
Total tangible assets	$120,130,000
Less deferred issuance costs	(508,000)
Total liabilities	(114,023,000)
Less deferred revenues related to monitoring portal	3,044,012
Less deferred revenues related to warranty extension	2,329,981
Less warrants liability	$750,000
Net tangible book value	$11,722,933

Net tangible book value	$11,722,933
Shares of common stock issued and outstanding as of September 30, 2014	8,439,115
Net tangible book value per share as of September 30, 2014	$1.39

Net tangible book value	$11,722,933
Shares of common stock issued and outstanding as of September 30, 2014, pro forma(1)	92,437,227
Pro forma net tangible book value per share as of September 30, 2014	$0.13

(1)                                 Includes 8,439,115 shares of common stock issued and outstanding as of September 30, 2014 plus 83,998,112 shares of preferred stock outstanding as of September 30, 2014, assuming conversion of all outstanding shares of preferred stock into 83,998,112 shares of common stock.

Performance Measures, page 43

3.  Please disclose the last two paragraphs of your response to prior comment 10 and your response to prior comment 11.

Answer:  The Company has revised the disclosure on page 47 in response to the Staff’s comment.

Contractual Obligations, page 62

4.              We note your revisions in response to prior comment 62. Please revise to highlight the changes in the amount outstanding under your line of credit.

Answer:  The Company has revised the disclosure on page 64 in response to the Staff’s comment.

5.              We note your revisions in response to prior comments 13 and 14. Please expand to quantify the amount of capital expenses you are responsible for funding in connection with the automated assembly line you mention. Also tell us, with a view toward clarified disclosure, the relative proportion of capital investments for existing assembly lines previously funded by you and your contract manufacturers, which arrangement you expect to continue in the future.

Answer:  The Company has revised the disclosure on pages 48 and 97 in response to the Staff’s comment.

Solar Energy is a Large and Growing Market, page 74

6.              Please expand your revisions added in response to prior comment 18 to clarify what you mean by “lower than historical growth levels.” For example, what is the historical growth level and what is the difference between that number and the projected growth level?

Answer:  In response to the Staff’s comment, the Company has revised the disclosure on page 76 to set forth the projected growth rates of PV inverter installations in Europe for the comparable period, as provided for the U.S. and China.

Note 2 — Significant Accounting Policies, page F-10

7.              We note your response to prior comment 30. You state that you have never sold your power optimizers separate from your cloud-based monitoring services. Please explain to us how you concluded it was appropriate to account for the power optimizers and the cloud-based monitoring services as separate units of accounting. Refer to FASB ASC 605-25-25-5.

Answer:  ASC 605-25 states that “revenue arrangements with multiple deliverables shall be divided into separate units of accounting if the deliverables in the arrangement meet the criteria in paragraph 605-25-25-5.”

Pursuant to ASC 605-25-25-5, a delivered item is accounted for as a separate unit if: (1) the delivered item has standalone value and (2) if the customer has a general right of return relative to the delivered item, the delivery or performance of the undelivered item or items is considered probable and substantially within the vendor’s control.

Both of the separation criteria above must be met, if applicable, in order for a delivered item to be accounted for as a separate unit.

Since the Company’s customers do not have a general right of return when buying its power optimizers, the determination of whether the power optimizers and the cloud-based monitoring services should be accounted as separate units of accounting was established based on the standalone value of the products.

The Company’s power optimizers are fully operational without being connected to the cloud-based monitoring portal. Although system owners can connect to the cloud-based monitoring system at no cost, a substantial number of system owners do not connect to the cloud-based monitoring system. Furthermore, in certain cases, the installer of the system chooses not to connect the system. As of June 30, 2014, over 30% of the megawatts shipped by the Company since the Company commenced commercial shipments were not monitored using its cloud-based monitoring system. As such, since the cloud-based monitoring software is not essential to the functionality of the power optimizer, the Company determined that the power optimizers form a separate unit of accounting.

The Company’s cloud-based monitoring services are dependent upon the power optimizer hardware; therefore utilization of the Company’s cloud-based monitoring services cannot be achieved without using a power optimizer. Since the cloud-based monitoring services have no standalone value, the Company assessed whether the fact that the power optimizers have a stand-alone value allows the cloud-based monitoring services to be treated as a separate unit of accounting.

The guidance in ASC 605-25 states that the order in which items included in an arrangement are delivered can affect the determination of whether the items are separable into different units of accounting. Multiple items included in an arrangement are separable into different units of accounting only if the separation criteria are met. When performing this assessment, the first criterion relating to standalone value applies only to a delivered item in an arrangement. Accordingly, the sequence in which items are delivered in an arrangement can affect whether the items may be accounted for separately. Since the sequence of arrangements is that first the power optimizers, which have a standalone value, are delivered and only after they are installed can the cloud-based monitoring be connected, the elements should be separated into two separate units of accounting.

Lastly, ASC 605-25-25-5(a) states that a delivered item has standalone value to the customer when either (1) any vendor sells that item separately or (2) the customer can resell that item on a standalone basis. Assuming that no other vendors sell the element in question, the assessment of standalone value will depend on the customer’s ability to resell that element on a standalone basis. In such a situation, as long as the customer has the ability to resell the delivered element separate from the undelivered element (and recover a substantial portion of the purchase price of the delivered item), the delivered item likely has standalone value from the undelivered item. Since the Company’s power optimizers can be re-sold on a stand-alone basis by its customers, which indeed happens from time to time, and in such resale situations the customer may elect not to connect to the cloud-based monitoring system, the Company concluded that its power optimizers have a standalone value to its customers.

The Company therefore concluded that its power optimizers and the cloud-based monitoring services should be treated as separate units of accounting.

X — Accounting for stock-based compensation, page F-20

8.              We note your response to prior comment 32. We note that your selection of comparable companies focused on sector and related industry with size and development phase playing a lesser role. As such, of the five companies you selected, all appear to be significantly larger and not comparable on the basis of size or stage of development. Please explain to us why you concluded it was appropriate to focus only on sector and related industry. Explain what consideration you gave to also selecting some peer companies on the basis of size and stage of development and why you ultimately concluded that would not provide a more accurate estimate of your expected volatility.

Answer:  Under FASB 718-20-55-25, the selection criteria used to identify peer companies are: (i) same or a related industry, (ii) similar age and stage of development, (iii) similar size as measured by revenue and asset base and (iv) issuance of instruments with similar terms.

According to FASB Staff interpretation, Topic 718 provides guidance on estimating expected volatility for newly public and nonpublic entities that do not have company specific historical or implied volatility information available. A company may base its estimate of expected volatility on the historical, expected or implied volatility of similar entities whose share or option prices are publicly available. In making its determination as to similarity, a company should consider the industry, stage of life cycle, size and financial leverage of such other entities.

Furthermore, the interpretation suggests that the FASB Staff would not object to a company looking to an industry sector index that is representative of the company’s industry, and possibly its size, to identify one or more similar entities. Once the company has identified similar entities, it substitutes a measure of the individual volatilities of the similar entities for the expected volatility of its share price as an assumption in its valuation model.

Recognizing the varying volatilities among sectors in identifying comparable companies, the Company started by identifying companies from similar or related industries, which would result in relevant volatility estimates. Given the relatively small number of companies in the same sector, the Company added public companies from related industries. After establishing the initial list, certain companies were removed from the list, including: (1) companies in which a substantial portion of revenues were derived from unrelated sectors; (2) companies with short historical share price records; and (3) companies that ceased activity during the sample period.

After the screening of the aforementioned companies, the five companies mentioned in the Company’s response to prior comment 32 remained, all of which are at similar development stage to the Company, but none of which are of similar revenue size. Furthermore, the Company analyzed the volatility of each company considered in its analysis, and found no significant correlation between company size (as measured by revenues) and volatility. Furthermore, no significant correlation was found between leverage ratio and volatility.

Finally, a sensitivity analysis was performed on the fair value of the Company’s stock options granted in the three fiscal years 2012, 2013 and 2014 and the employee stock option expenses for fiscal 2012, 2013 and 2014. This analysis took into account a volatility range of plus or minus 5%, 10% and 15%, and found that changes in volatility immaterially affected the consolidated statements of operations for those fiscal years.

To conclude, use of the methodology as prescribed in FASB ASC 718-20-55-25 yielded companies that are from similar sector and development stage, but no comparable company at a similar size. In addition, application of different volatilities, as described in the sensitivity analysis mentioned above, did not yield materially different results.

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If you have any questions regarding the above, please do not hesitate to call me at (212) 351-2626.

Very truly yours,

John T. Gaffney

cc:                                Geoff Kruczek, Securities and Exchange Commission
Eric Atallah, Securities and Exchange Commission
Kevin Vaughn, Securities and Exchange Commission
Rachel Prishkolnik, SolarEdge Technologies, Inc.

Guy Sella, SolarEdge Technologies, Inc.

Andrew L. Fabens, Gibson, Dunn & Crutcher LLP